UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington , DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK #1342645

As at March 11, 2008

FARALLON RESOURCES LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Dick Whittington
President and CEO

Date: March 11, 2008

Print the name and title of the signing officer under his signature.

  Ste. 1020, 800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.farallonresources.com

FARALLON PROVIDES LEGAL UPDATE

March 11, 2008 Vancouver, BC - Dick Whittington, President and CEO of Farallon Resources Ltd. ("Farallon" or the "Company") (TSX: FAN; OTCBB: FRLLF) announces two legal updates.

On January 22, 2004, in a writ filed in the Second District Court for the Fifth Circuit in Hermosillo, Sonora, Mexico, Wiltz Investment S.A. ("Wiltz"), made certain allegations and, as a consequence, demanded the rescission of the option agreement between Minera Summit and Farallon dated October 15, 1995 whereby Farallon purchased the Campo Morado property. On November 6, 2007 the Company was advised (see Farallon News Release November 8, 2007) that the Second District Court of the Fifth Circuit in Hermosillo had issued a ruling declaring that Wiltz had not proven its allegations under the civil action and that there was no justification to rescind the option agreement between Minera Summit and Farallon.

Wiltz appealed the ruling, which was then reviewed by the First Unitary Court for the Fifth Circuit in Hermosillo. On February 26, 2008, the Company was advised that the basis for the appeal was denied and there were no grounds whatsoever to re-open the case.

In a separate matter, on February 14, 2008 Farallon reported that an appeal of a civil case initiated by David L. Hermiston had been dismissed. This appeal was related to a ruling made by the Mexico City court in June 2007 regarding a civil case by Hermiston in September 2004. Hermiston has filed an Amparo in Mexico to have this ruling reviewed. The Company will take appropriate action to resolve this issue.

Dick Whittington says: "Although these legal issues have been ongoing for some time, it is important for investors to know that the Company has prevailed in every instance in all civil and criminal cases initiated by Wiltz or Hermiston. Mr. Hermiston, in particular, has lost every ruling, and every appeal, in four different jurisdictions since he commenced his actions against the Company. We consider all these action frivolous, and we will continue to defend against these, and any other, allegations that Hermiston or Wiltz might make in the future."

For further details on Farallon Resources Ltd. and its Campo Morado property, please visit the Company's website at www.farallonresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS
J.R.H. (Dick) Whittington
President & CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Information
This release includes certain statements that may be deemed "forward-looking statements." All statements in this release, other than statements of historical facts, that address future production, reserve potential, continuity of mineralization, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes that the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward looking statements. The likelihood of future mining at Campo Morado is subject to a large number of risks and may require achievement of a number of technical, economic and legal objectives, including obtaining lower than expected grades and quantities of mineralization and resources, recovery rates and mining rates, changes in and the effect of government policies with respect to mineral exploration and exploitation, the possibility of adverse developments in the financial markets generally, delays in exploration, development and construction projects, fluctuations in the prices of zinc, gold, silver, copper, lead and other commodities, obtaining additional mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for underground and processing facilities as well as receipt of additional financing to fund mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at Campo Morado and there is no assurance that the mineralization at Campo Morado will ever be classified as ore. For more information on the Company and the risk factors inherent in its business, investors should review the Company's Annual Information Form at www.sedar.com and the Company's annual report on Form 20-F at www.sec.gov.